Filed by Motive Capital Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Motive Capital Corp

Commission File No. 001-39794

The following is transcript of a webinar conducted by Forge with respect to private markets.

Date:	February 10, 2022
Webinar Title:	The Private Market’s Journey Amid Public Market Headwinds
Kelly Rodriques	Thank you, everyone, for joining the first in our series, Future Private Conversations in the private market. As many of you know, Forge is a leading global private securities marketplace, and this week we published our latest private market update (“PMU”), which leverages proprietary data and insights reports data to shed light on what's going on in the private market.
This month, our report focuses on the private market reaction to the recent public market volatility that has characterized the start of 2022. Today, I'm joined by Jennifer Phillips, SVP, head of Capital Markets and the president of Forge Securities and Vidya Issuer, SVP, head of data at Forge. And they're going to talk about insights from the report and the continued blurring of lines between the public and private market. The Q&A function is open, so please feel free to submit questions.
We may not get to all of them in the time allotted, but let's go ahead and kick it off. Jen, thanks for joining me. Let's get right into it. So first of all, public markets are experiencing a lot of volatility. The start of the year, it's feels a little bit like a very different environment from what we saw in 2021. My first question goes to Jen. What does this mean for the private market, Jen?
Jennifer Phillips	Yeah. So thanks for having me, Kelly. Good morning. And you're absolutely right.
It's feeling very different from 2021. The public market is specifically the growth of companies, the companies that have gone public in the last 12 to 18 months from various sectors. So edtech, fintech, cybersecurity, they've all had a tough time in 2022. And this likely from more macroeconomic themes and news.
But when this happens, some investors may choose to actually rotate out of growth names and into value names. And so when that type of risk off rotation happens, it shows up. It also shows up in the private markets. And so how does it happen? Let me walk you through it a little. So when the public markets are strong private market, it tends to see a lot of buy side interest.

And this is because investors are looking for more opportunities, something to invest in. However, when the public markets see a lot of volatility as we are right now, we see that the interest really comes a lot more from our selling shareholders. So the sell side interest comes out a lot more on the platform, but it also creates a massive opportunity investment wise. So our investors are looking to get into some of these private companies and potentially more attractive valuations.
And so the private market is seeing a slight lag, but really the same trends are showing up. So I think that's also true in the data, right? Vidya?
Vidya Eashwer	You're absolutely right, Jenn. In fact, even when we look at some of the historical data that we have and Forge, back in March of 2020, when COVID first hit, we saw a similar spike in sell side interest.
That was also driven by the public market volatility, which was primarily driven by fear, but that shored up also in the private market. So we saw that settle down around the May-June timeframe, then the market did recover. You know, that's interesting you say that, because I think that was the first time in that period that we didn't see in the last few years the market continuing to go up into the right. So it was it was interesting to sort of look back on that now. So my question to you is you need the data platform.
You see this happening in real time. What is the data actually say? So thanks for the question, Kelly. And I'm really glad to be here today. So if you don't mind, I want to start, you know, take 30 seconds to just explain what's Forge’s status since it's relatively new. So Forge's data is really a comprehensive private market data platform that gives investors visibility into their trading volumes into the trade prices, basically information that investors need to make decisions.
So, like Jen said, even data tells us that sentiment is the first thing that moves on the platform. So we see this in the indications of interest, which are, if you look at what indications of interest they are, basically what investors or shareholders indicate as the price they want to buy or sell private stock. So in another way, you can think of it as similar to the bid and the ask price in the public market, except it's non-binding.
So indications of interest are the strongest leading indicator for market sentiment, primarily because they are the closest to real time activity in this space. So as the public market shifted, we started to see the same shift show up in the volumes on our buy side and sell side indications of interest. The other interesting thing we noticed with data is also that pricing actually lagged sentiment.
So if you're expecting to see lagging in price, it's going to show up after a few weeks. So in the cycles in the past, we have seen this to be about six to eight weeks. So in the current cycle, we would expect to see this drag in the near future, assuming the current public market volatility persists. So what indications of interest volume was shifting?
Interestingly, during December and January, it actually took until January for the private market to show these in the pricing changes. We only started seeing a three percent decline in the price that investors were willing to pay from December to January, which is almost six weeks behind the volume changes that we were seeing and indications of interest.
The other interesting thing is sellers are still holding strong on their price, and the average price that sellers want has actually even moderately increased in January. This again reinforces the fact that price lag sentiment and secondary pricing can lag by a 30 to 60 days in most cases. And Kelly, I wanted to add something going back to the earlier question you had about public market volatility and its impact on private market.

We actually see that with data that investors pull back in certain segment in the public market. We actually see a very similar behavior in the private market as well. So all of this, when you take it in context, what this ultimately means is that the lines between the public market and the private market are really blurring. And that suggests an even greater maturation of the private market than probably most people perceive it.
Kelly Rodriques Jennifer Phillips

Thank you. It's really fascinating the sort of impact of data and transparency and how that could affect how the market works longer term. But Jen, right now, how are investors reacting to this?

You know, Kelly, so investors are obviously watching to all invidious points, the public markets very closely and specifically the pullback in newly public tech stocks or growth stocks.

But the private market, as we mentioned earlier, shows the same trends with a potential slight lag. And so you do see some investors sitting on the sidelines a little bit because what they're looking for is to see that ball settle down or at least close in on, you know, where is this? Where is it headed? They just want to get a better sense of comfort or be able to predict a little bit better. Sometimes when there's volatility like this, actually, the transient investors fully sit on the sidelines for a bit longer.
But the sophisticated investors are really pretty, you know, open to the opportunity and deploying capital. They're deploying capital because there's attractive prices in high quality companies, and they may have come down in valuation over the last six to eight weeks. And so they're partnering with us that and really active on the platform. There's also another interesting trend I'll mention for our investor community.
Since January, there's been 47 new unicorns created, so this really isn't slowing down that makes a thousand unicorns in the universe for investors to choose from. And a unicorn is a company over a billion dollars. So this trend and this pace is not slowing down. It's providing a lot of new opportunities for investors. And so that's where we are really helpful.

We've seen a lot of these trends before. We can chat with our investors about what we've seen in the past, and we can provide access to all of these new unicorns that are popping up and getting minted.

Vidya Eashwer	And that's so true.
The one thing I want to add to that, which is, you know, one of the highlights of why you see investors in the space is really that the returns for investors in the private unicorns, if they had invested even at the last pre-IPO private funding round price is so much more significant than the return they would have received if they had invested on day one of an IPO in the public market.
So let's take an example, right? So let's talk about some companies that exited even late last year, right? Git Lab was one of them. So if you were an investor and you invested in the last private funding round price, what we see from data is that you would have seen a two hundred and forty three percent return on that investment versus if you were an investor who invested on day one of the IPO.

I mean, in the current market, it's actually negative sixteen point nine percent return. So it's a significant difference. You can take many other companies. Let's take Rivian. That's another company that exited last year. So if you were an investor again who invested in the last pre-IPO funding round price, you would still see a 78 percent return versus if you invested day one IPO price actually down 15 percent.
So that's one of the key reasons why we still see private market investors in this space being active, right? So even if they want to de-risk their IPO exposure, which makes sense in the current market, but at Forge you actually starting to see a reversal of this trend on the buy side, meaning we actually see more indications of interest in January than in December where the trend is flipped.
Kelly Rodriques

And this is probably because investors continue to seek these outsized returns, which they can get by investing in the private companies.

You know, some of the some of the facts you're delivering here are fascinating. If I think back a few years getting a lot of questions about how many exits in IPOs, there were between 20 and 21. You would actually have thought the number of unicorns would go down in the world.

And if you look back at 2018, when there were two hundred and sixty to 300 global unicorns with 2019, ‘20 and ‘21, the net creation up to a thousand now is really striking. So I want to point that out, but I also want to talk about the shareholders. The people that actually work for these companies. Many of them are employees. There are holders of the private stock. How are the employees reacting to the volatility? Jen?

Jennifer Phillips	Yeah, and you're right to ask that question. But just to point out, some of our other sellers can be angel investors, institutions, but the employees are a big part of the platform and in this ecosystem. So as Vidya pointed out in December, for the first time in probably a few years, we saw sell side interest really outpaced buy side demand. So more sellers are coming to the market during times of uncertainty or volatility, which is natural and in you would actually expect in a market trend.
So for the employees specifically, which you're asking about—private stock can make up a majority of their wealth, which can actually create a little concentration risk. So this is why it's more important than ever that Forge is able to help find them liquidity right and also partner with the companies that they work for, and that the companies are allowing them to sell a little bit of their shares over time.
So we've worked with a lot of companies that are doing this successfully and in the past, one comes to mind, Palantir, will everyone on this call is familiar with. And they were actually private, if you remember for 15 years, a very long time. And they allowed employees to sell a reasonable percentage each year of their shares. And they, even right before they were exiting, allowed their employees to sell a percentage to avoid that uncomfortable six month lockup in the public market.
So this is an example of a company that's really working with its employees to allow them to get some liquidity and then we in turn place it with our investors. So it's something that's on employees minds. Kelly, it's maybe even top of mind during a volatile or a more uncertain market. And so we're really excited to partner with the employees that are coming to the platform and the companies to make sure that we're able to provide the liquidity that they need.

Kelly Rodriques

Great, thank you. I think one of the things that is really wrapped around the PMU and how we're reporting on the data is transparency. It's incredibly valuable that a market like this for investors, how are investors using data to navigate the current environment in this moment in particular with access to that to that data and further transparency, I'd love to hear Vidya’s points. And is it a good thing and are they using it?

Vidya Eashwer

Thanks, Kelly. So we have investors of all kinds using 4G data, so you have the institutional investor, you have lent to funds, you have hedge funds, you even have individual investors and everyone is leveraging this data differently.

So historically, we know that in private markets, data has been very hard to access and it's usually a very small network of investors who had access to pricing data, and they could use that to make informed decisions. So what are you doing with 4G? Data is really democratizing that access by giving investors real time visibility into trade pricing, trade volumes, valuation comparables and so much more.
What this does is it actually helps investors make portfolio management decisions. So what do I mean by that? So that means they can use data and understand the risk in their portfolio. They can use data to identify trends, and they can seek new investment opportunities. They can pick entry and exit points in the market and generally just use data to monitor the status of the market, know the trends and track individual names that they hold in the portfolio or want to get into.

So, for example, one of the things I mentioned earlier was the market sentiment insights. So that could actually serve as an indicator for investors to actually take portfolio actions. So if you think about it, this is really table stakes at every other asset class. So when you look at public equities, derivatives, bonds, real estate, you name it, real time pricing data is always available to support investment positions.

But for years, private market has not had this data. And now, with Forge Data, it's actually going to be available.

Kelly Rodriques Jennifer Phillips

Hey Jenn. Let me ask you something. Are you seeing usage for this? Are you seeing it?

Yeah, absolutely. Vidya and I share many clients and you know, they're really excited about how it helps them just understand, as Vidya said, portfolio management, due diligence and even quarterly pricing that a lot of more public mutual fund type products are required to do.

Kelly Rodriques Jennifer Phillips

Has the market been asking for this for a while?

Yeah, we saw early signs on the trading desk while we were talking to, you know, individual investors, but also and very, very specifically our institutional client base who, you know, has an investment committee and a lot of interested parties that they really need to document each time they make an investment.

Kelly Rodriques

So what they'll do is they'll risk down the size of an investment if they don't have enough information. So with more information, they can actually document the risks more accurately, and it allows them to take larger positions in the names that they really like

A little freeze up there. OK, so well look. So let me let me ask turn it back to you guys, are there any questions you'd like to ask?

Jennifer Phillips	Yes. Kelly, if you don't mind, I'd love to hear your opinion. I mean, we've seen overall valuation of public tech companies decline over the last few months. And I'd love to hear what you think as a CEO of a company. What's the relationship between public valuations, private valuations from your perspective? And then how does that market cap activity in the public market affect start-ups?
Kelly Rodriques

And really, what I'm getting at is what does it mean for the durability of startups?

Well, you know, this is this is an answer that I'll give from the perspective of being a CEO, this has had to raise money in multiple cycles going back to, you know, the dot com bubble to date myself a little bit. I think it's important to remind people that today there's a whole bunch of structural changes that have happened. And part of those structural changes are what are allowing companies to stay private longer.

One example is the Jobs Act, which allows more investors to sit on a cap table. So in previous years, you sort of you sort of tapped out on how many investors you could have and that could extend or shorten the life of the private life of a company. And so that means you could build a more mature business model before going public if you have the ability to be private for 10, 12, 15 years, 20 years ago, that number was five to seven. And so you've got that phenomenon, you've also got a difference in the capital environment.
So you've got smart money and bigger check writing happening now than ever before in this segment of the market. You've got companies staying private because they can access capital and they can grow the business and build it and make it more mature and really build a global private, large cap business. That's what it looks like. They may not have had access to that in the past, and onlookers always want to say, Oh, it's the next bubble. And it's clear that there are market cycles that correct and flatten.
But many of these companies that were back in the bubble days, they were forced to go public early because they couldn't access capital at the level that was required to scale the businesses. So they were going public with valuations that are one tenth of the valuation that you see IPOs happening now. So what's it mean for today? 2020 and 2021 were banner years for primary fundraising. So companies are very well capitalized right now coming out of this period.
There's a lot of dry powder on balance sheets. So this will probably remain strong for some time. More VC money was invested in January than December. And with those record investment dollars having come in, we haven't yet seen price adjustments happen in primary capital raises. Not yet. There are pockets adjusting downward, yes, but we haven't seen it across the board.
And then there's a few reasons for this, I think the biggest one is that if the private tech company coming off from a large funding round has years already to cushion the need to either delay the exit or delay fundraising. So if you raise the kind of money that's been raised in the last two years, you know you're going to wait until fundraising and the markets are more amenable. And there's and there's a better environment for you. Companies obviously want to avoid the dreaded down round.
So if you can avoid a down round, you'll tough it out if you're growing strong. You know you'll grow into the valuation or the market will adjust later. The public market is the largest source of capital, but you need to be ready for it. And we've learned this coming out of 2020 to 2021, excuse me. So if a companies aren't certain if they aren't mature, they may delay going public. So we could see further delays caused by volatility in companies that said they might go could push it back a quarter or two or three.

I think it's worth noting here the impact on employees, though, because they have lives and they're banking on liquidity, and they've invested six, eight years into the support of the dream of a founder, myself included. And so that means that when these companies do go public, they're going to be ready for the scrutiny that comes from being a public company and essentially a higher bar. So we think this is really starting to separate the current environment of those going public between quality and not quality.
So the bottom line here is if you've got a great company, a great brand, they will endure and the public markets will continue to be accessed at a time that's favorable to the company start-up journey and the destiny of being, you know, a game changing business. And so I'm super grateful to be a part of this, and I want to thank Jenn, you and Vidya for joining me on. This is really fun. According to our moderator, we had a ton of questions and I know we did have a few technical snags here.

We're going to get these and use these for upcoming events, and we appreciate the conversations. And I want to encourage everybody to sign up to receive the private market update because over time, the data that we have and what we want to provide is just really meant to serve the transparency and the benefit of the market. You can check back on ForgeGlobal.com. Thank you to everyone for joining us today, and we'll see you next time.

Important Information and Where to Find It

This communication is being made in respect of the proposed business combination transaction involving Motive Capital Corp (“Motive Capital”) and Forge (the “Merger”). This communication may be deemed to be solicitation material in respect of the proposed Merger. The proposed Merger will be submitted to Motive Capital’s stockholders for their consideration. In connection with the proposed Merger, Motive Capital has filed with the SEC a registration statement on Form S-4, which is not yet effective, containing a preliminary proxy statement/prospectus to be distributed to Motive Capital’s stockholders in connection with Motive Capital’s solicitation of proxies for the vote of its stockholders in connection with the proposed Merger and other matters as described in such proxy statement/prospectus. The proxy statement/prospectus will also serve as the prospectus relating to the offer of the securities to be issued to Forge’s stockholders in connection with the completion of the proposed Merger. The information in the preliminary proxy statement/prospectus is not complete and may be changed. Motive Capital also intends to file other relevant documents with the SEC regarding the proposed Merger. Before making any voting or investment decision with respect to the proposed Merger, investors, stockholders and other interested persons are urged to read carefully and in their entirety, when available, the definitive proxy statement/prospectus (including any amendments or supplements thereto) as well as other documents filed with the SEC because these documents will contain important information about Motive Capital, Forge and the proposed Merger. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of Motive Capital as of a record date to be established for voting on the proposed transaction. Stockholders will also be able to obtain a copy of the proxy statement/prospectus, without charge, by directing a request to: Motive Capital Corp., 7 World Trade Center, 250 Greenwich Street, Floor 47, New York, NY 10007. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov) or by directing a request to info@motivecapitalcorp.com. The information contained on, or that may be accessed through, the websites referenced in this material is not incorporated by reference into, and is not a part of, this material.

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